Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months Ended September 30 2011
	Year Ended December 31
	2010	2009	2008	2007	2006
	(in millions, except ratios)

Earnings

Income from Continuing Operations Before Income Tax	$1,331.3	$1,292.3	$824.0	$997.2	$465.4	$961.5
Fixed Charges	163.1	146.2	179.9	210.2	221.3	124.7

Adjusted Earnings	$1,494.4	$1,438.5	$1,003.9	$1,207.4	$686.7	$1,086.2

Fixed Charges

Interest and Debt Expense, excluding Costs Related to Early Retirement of Debt	$143.3	$126.2	$156.3	$183.1	$191.8	$108.1
Interest Credited to Policyholders	8.9	8.4	9.0	10.7	11.5	7.2
Amortization of Deferred Debt Costs	1.1	1.6	3.1	5.0	6.1	0.6
Portion of Rents Deemed Representative of Interest	9.8	10.0	11.5	11.4	11.9	8.8

Total Fixed Charges	$163.1	$146.2	$179.9	$210.2	$221.3	$124.7

Ratio of Earnings to Fixed Charges	9.2	9.8	5.6	5.7	3.1	8.7